Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO-I

SEI STRUCTURED CREDIT FUND, LP

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$79,700,000.00	0.0001531	$12,197.48
Fees Previously Paid		$79,700,000.00		$0.00

Total Transaction Valuation:		$79,700,000.00
Total Fees Due for Filing:				$12,197.48
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$12,197.48